                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            MISSION WEST PROPERTIES
           --------------------------------------------------------
                                (Name of Issuer)

                                   COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   60520010-4
           --------------------------------------------------------
                                 (CUSIP Number)

            Michael Knapp, Secretary, Berg & Berg Enterprises, Inc.
                   10050 Bandley Drive, Cupertino, CA 95014
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                with a copy to:

                    Alan B. Kalin, Esq., Graham & James LLP
           600 Hansen Way, Palo Alto, CA 94304-1043; (415) 856-6500
           --------------------------------------------------------


                                  May 27, 1997
           --------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  60520010-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Berg & Berg Enterprises, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                     6,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                        0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                        6,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                        0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row 11

     79.65%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Berg & Berg Developers
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                        6,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                        6,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row 11

     79.65%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     PN
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Carl E. Berg
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                        6,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                        6,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row 11

     79.65%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Clyde J. Berg
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                     0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                        6,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                        0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                        6,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row 11

     79.65%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

INTRODUCTION.

    This Statement constitutes the initial filing of Berg & Berg Enterprises, Inc. ("BBE") and certain other Reporting Persons (as defined below). Effective May 27, 1997, BBE, on one hand, and Mission West Properties (the "Issuer"), on the other hand, entered into a Stock Purchase Agreement (the "Agreement") containing terms generally described in Item 6. Pursuant to the Agreement, the Issuer will sell 6,000,000 shares of the Issuer's newly issued Common Stock (the "Shares") to BBE for a purchase price of $900,000 in cash, or $0.15 per share. Upon the consummation of the transaction, which is subject to the fulfillment of certain conditions, BBE will be the beneficial owner of 6,000,000 shares of Mission West Common Stock, representing 79.65% of the 7,533,121 shares of Mission West Common Stock which will be outstanding. There were 1,533,121 shares of Mission West Common Stock outstanding as of May 27, 1997, as stated in the Agreement.

ITEM 1.  SECURITY AND ISSUER:

    This Statement relates to the common stock of the Issuer (the "Mission West Common Stock"). The Mission West Common Stock trades on the American Stock Exchange and the Pacific Stock Exchange. The Issuer's principal executive offices are located at 6815 Flanders Drive, Suite 250, San Diego, California 92121-3914. The Issuer's telephone number is (619) 450-3135.

ITEM 2.  IDENTITY AND BACKGROUND:

    (a-c) This Statement is filed by BBE and certain affiliates of BBE, namely, Berg & Berg Developers ("B&B"), Carl E. Berg, and Clyde J. Berg (collectively with BBE, the "Reporting Persons"), with respect to the Shares, which are beneficially owned by BBE solely by reason of its rights under the Agreement. The principal business address of BBE is 10050 Bandley Drive, Cupertino, California 95014. The principal business of BBE is commercial real estate development and management.

    The Reporting Persons other than BBE are included in this statement due to their indirect beneficial ownership of the Shares to be acquired by BBE pursuant to the Agreement. None of the Reporting Persons beneficially owns any other shares of Mission West Common Stock.

    B&B holds 50.323% of the outstanding voting stock of BBE and, therefore, can be deemed, to possess voting power and dispositive power with respect to the Shares to be acquired by BBE. B&B's principal offices are located at 10050 Bandley Drive, Cupertino, California 95014.

    Carl E. Berg is a general partner owning 50% of B&B and directly holds 1.677% of the outstanding voting stock of BBE. Clyde J. Berg is a general partner owning 50% of B&B, and directly holds 24% of the outstanding voting stock of BBE as Trustee, 1981 Kara Ann Berg Trust, dated 6/25/81. Carl E. Berg and Clyde J. Berg may be deemed to possess voting power and dispositive power with respect to the Shares to be acquired by BBE.

    Carl E. Berg and Clyde J. Berg also are directors and/or executive officers of BBE. The information required for responses to Item 2(a) through (f) is provided with respect to each of them in their capacities as directors and/or executive officers of BBE.

    The attached Exhibit 1 provides the following information with respect to each director, executive officer or general partner of any Reporting Person
    (i) name; (ii) residence or business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

    (d) Neither BBE nor, to the best of knowledge of any Reporting Person, any individual named in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Neither BBE nor, to the best of knowledge of any Reporting Person, any individual named in Exhibit 1 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) BBE is a California corporation. B&B is a California general partnership. The citizenship of each of BBE's directors and executive officers (including each individual Reporting Person) is set forth on
    Exhibit 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

    BBE will pay $900,000 to the Issuer upon the closing of the purchase of the Shares pursuant to the Agreement. The source of funds for such purchase is working capital of BBE.

ITEM 4.  PURPOSE OF TRANSACTION.

    BBE will be acquiring the shares pursuant to the Agreement to obtain a controlling equity interest in the Issuer.

    Pursuant to the Agreement, after the closing of the purchase of the Shares the Issuer's current board of directors intends to resign in accordance with the Agreement and a new board of directors will be designated by BBE. BBE has advised the Issuer that BBE intends, when reasonably practicable after the closing, to cause the Issuer to engage in the real estate business through the ownership and leasing of more than 1,500,000 square feet of office/R&D real estate, which BBE and/or BBE's affiliates presently own and which will be exchanged for equity interests or options to acquire equity interests in the Issuer on terms to be negotiated between BBE and the Issuer.

    In addition to BBE, other Reporting Persons and one or more non-affiliated sophisticated investors may acquire some of the Shares from the Issuer. Under the terms of the Agreement, BBE will identify all such additional participants in the transaction for the Issuer prior to the closing.

    Depending upon their evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of Mission West Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons, or other individuals or entities affiliated with them, may from time to time purchase shares of Mission West Common Stock, or may dispose of any shares of Mission West Common Stock held by any such person (including Shares), or may cease buying or selling shares of Mission West Common Stock. Any such additional purchases or sales of shares of Mission West Common Stock may be in the open market or privately-negotiated transaction or otherwise.

    Except as described in this Item 4, none of the Reporting Persons, nor to the best knowledge of such persons, any other person named in Exhibit 1 has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of this Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) BBE is the beneficial owner of the Shares, which will represent 79.65% of the outstanding shares of Mission West Common Stock. Under the Agreement, the shareholders representing approximately 60% of the presently outstanding shares of Mission West Common Stock have agreed to vote their shares to approve the Agreement and the transactions contemplated by the Agreement. Upon the closing for the purchase of the Shares under the Agreement, BBE will be the record holder of the Shares. Each of the other Reporting Persons has indirect beneficial ownership of the Shares representing the same percentage interest of the outstanding shares of Mission West Common Stock by virtue of such Person's relationship with BBE.

    (b) BBE has the sole power to dispose of all of the Mission West Common Stock owned by it and the sole power to vote the Shares. The other Reporting Persons identified in Item 2 share indirect voting power and dispositive power with respect to the Shares because each may be deemed to control the actions of BBE with respect to the Shares.

    (c) During the past 60 days, none of the Reporting Persons nor, to the best knowledge of any Reporting Person, has any other person named in
    Exhibit 1, effected any transaction with respect to the Mission West Common Stock, except for BBE's agreement to acquire the Shares pursuant to the terms of the Agreement.

    (d) BBE will have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the Shares. The other Reporting Persons could be deemed to have the power to direct BBE with respect to investment decisions concerning the Shares.

    (e)  Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The following summary of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which (without the Appendices thereto) is attached hereto as
    Exhibit 2.

    CLOSING

    The closing of the sale of the Shares to BBE is scheduled to occur in July 1997, subject to extension in certain cases by both parties.

    PURCHASE PRICE

    The purchase price for the Shares being sold is $900,000, payable in cash upon shareholder approval of the Transaction (the "Effective Date").

    REPRESENTATIONS AND WARRANTIES

    The Agreement contains representations and warranties by the Issuer customarily made by issuers in similar transactions, including representations and warranties relating to (i) the Issuer's organization and good standing, (ii) the absence of litigation or any notice of violation of any applicable regulation or law (including environmental) or undisclosed liabilities, and (iii) the accuracy and completeness of all documents filed by the Issuer with the Securities and Exchange Commission.

    CERTAIN COVENANTS PRIOR TO CLOSING

    The Issuer and BBE have agreed, prior to closing, to cooperate in the obtaining of any approvals or consents necessary to close the transaction.

    CONDITIONS TO CLOSING

    The obligations of BBE are subject to satisfaction of certain conditions including (i) accuracy of the Issuer's representations and warranties at the time of Closing, (ii) compliance with applicable securities laws, (iii) BBE's determination that the Issuer will be able to qualify as a "REIT" within the meaning of the Internal Revenue Code of 1986, as amended, and to participate as a part of an "UPREIT" in which the Issuer would hold interests in a partnership or similar entity owning real estate, (iv) approval of the Agreement and the transaction by the Issuer's Shareholders,
    (v) approval for listing of the Shares on the American Stock Exchange and the Pacific Exchange, Inc.

    FIDUCIARY OUT

    The Agreement prohibits the Issuer from actively marketing BBE's stock but provides that the Issuer is entitled to respond to unsolicited inquiries from third parties. The Agreement also provides, however, that until the date of the shareholders meeting to approve the transaction, the Issuer may provide financial information about the Issuer to third parties who request such information and who have signed a confidentiality agreement.

    In the event any such third party makes an offer to purchase all or substantially all of the Issuer's stock or proposes a business combination or other transaction on terms that the Issuer's board of directors determines are economically superior to BBE's offer such that acceptance of the offer would be required in the exercise of the Board's fiduciary obligations to the Issuer's shareholders, then the Issuer shall have the right (the "Fiduciary Out") to terminate the transaction.

    If the Issuer elects to exercise its Fiduciary Out, the Issuer will pay to BBE a fee of $250,000 as compensation for BBE's loss of the opportunity to purchase the Shares. The $250,000 will be payable within two days after Purchaser's request therefore following the Issuer's exercise of its Fiduciary Out.

    SHAREHOLDER AGREEMENTS

    The Issuer's largest shareholder and two of its Directors holding an aggregate of 922,484 shares (60.17%) of the Issuer's issued and outstanding shares, have agreed to vote their shares to approve the Agreement and the Transaction, subject to the exercise of the Fiduciary Out.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1. Directors and Executive Officers of BBE; General Partners of B&B

    Exhibit 2. Stock Purchase Agreement, dated May 27, 1997


    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  June __, 1997


By:  /S/_______________________________    By: /S/___________________________
             Carl E. Berg                                Clyde J. Berg
Signing as President and Chief Financial   Signing as General Partner of Berg
Officer of Berg & Berg Enterprises,       & Berg Developers and as Trustee
Inc., as General Partner of Berg & Berg    of the 1981 Kara Ann Berg Trust
Developers, and as an individual           dated 6/25/81